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                        PACIFICHEALTH LABORATORIES, INC.


May 2, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.   20549

Re:   Pacifichealth Laboratories, Inc.
      Form SB-2/A
      Amendment to Registration Statement on Form SB-2
      File No. 333-109197
      ------------------------------------------------



Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pacifichealth Laboratories, Inc. (the "Company") requests the withdrawal of the Amendment to Registration Statement on Form SB-2 (File No. 333-109197) that was filed with the Securities and Exchange Commission on April 26, 2006. This Amendment was intended to be filed as a post-effective amendment to the Registration Statement, but was inadvertently labeled as Form SB-2/A when submitted via EDGAR. The Company is re-filing this Amendment as a Post-Effective Amendment to Registration Statement (File No. 333-109197) on or about the time of the filing of this letter.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Gary A. Miller of Eckert Seamans Cherin & Mellott, our outside counsel, at 215-851-8472.


Sincerely,

PACIFICHEALTH LABORATORIES, INC.


By: Stephen P. Kuchen
    --------------------------------
    Stephen P. Kuchen
    Chief Financial Officer
    Pacifichealth Laboratories, Inc.